[LOGO OF MORRIS, MANNING & MARTIN, LLP ATTORNEYS AT LAW]


October 21, 2004

                                               LARRY W. SHACKELFORD
                                               404-504-7651
                                               lws@mmmlaw.com
                                               www.mmmlaw.com


VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

      Re:   Hometown Community Bancshares, Inc.
            Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-118982

Ladies and Gentlemen:

      On behalf of Hometown Community Bancshares, Inc. ("Hometown Community
                                                         ------------------
Bancshares"), please find transmitted herewith for filing Hometown Community
----------
Bancshares' Pre-Effective Amendment No. 1 (the "Amendment"), with exhibits, to
                                                ---------
Hometown Community Bancshares' Registration Statement on Form S-1 (Registration No. 333-118982) (the "Registration Statement"), in accordance with the
                      ----------------------
Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

      The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated October 13, 2004, a copy of which is attached to the courtesy copy of this letter for the Staff's convenience. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the Registration Statement as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

      We respond to the specific comments of the Staff as follows:

PROSPECTUS COVER PAGE
---------------------

1. PLEASE APPLY THE PLAIN ENGLISH RULES TO YOUR FILING. MAKE SURE THAT THE COVER IS ONLY ONE PAGE. USE A RAGGED RIGHT HAND MARGIN THROUGHOUT THE FILING. MAKE SURE THAT THE TEXT IS EASILY READABLE. YOUR FOOTNOTE SIZE IS VERY SMALL. AVOID USING ROMAN NUMERALS TO NUMBER LISTS. USE REGULAR NUMBERS, BULLET POINTS OR ANOTHER TECHNIQUE AND BREAK OUT THE MATERIAL PRESENTED FROM BEING PRESENTED IN ONE LONG SENTENCE.DELETE LEGALISMS SUCH AS HEREUNDER, THEREAFTER, HEREBY AND THEREOF.

[LETTERHEAD OF MORRIS, MANNING & MARTIN, LLP]

   Securities and Exchange Commission
   October 21, 2004
   Page 2


Response:
---------

      We have applied the plain English rules to the filing by:

      * Revising the cover page of the Prospectus to limit the contents thereof to items required by Item 501 and other material information. In particular, much of the information has been incorporated into the Summary and Offering sections of the Prospectus or eliminated as duplicative of disclosure already present in such sections. Further, the disclosure regarding Rule 3a4-1 has been moved in accordance with comment #2, below.

      * Removing the right justification in favor of a ragged right hand margin;

      * Making the text more easily readable by increasing the text size in the table and footnotes;

      * Using regular numbers or bullet points instead of roman numerals and breaking out the material presented from being presented in one long sentence; and

      *   Deleting legalisms such as hereunder, thereafter, hereby and thereof.


2. IN FOOTNOTE 2 YOU REFERENCE RULE 3A4-1. IS THIS LIKELY TO BE KEY INFORMATION TO YOUR READER, EVEN IF THEY KNOW WHAT RULE 3A4-1 IS ABOUT? CONSIDER DELETING THIS REFERENCE FROM THE COVER.

Response:
---------

      The cover page of the Prospectus has been revised to delete the reference to Rule 3a4-1. Such disclosure has been moved so that it now appears with the discussion of the Plan of Distribution in the "Prospectus Summary" and in "The Offering" sections.


3.    DISCLOSE THE WARRANTS TO BE ISSUED TO ORGANIZERS, NOW DISCUSSED ON PAGE
30.  EXPLAIN THE REASON FOR THEIR ISSUANCE IN THE SUMMARY.

Response:
---------

      The cover page of the Prospectus has been revised to disclose the warrants to be issued to the organizers. The "Prospectus Summary - The Organizers" section has been revised to explain the reason for the issuance of the warrants to the organizers.


4. DISCUSS YOUR LISTING PLANS ON THE COVER, THE IMPACT OF THIS ON AN ACTIVE MARKET IN THE SHARES AND THE CONSEQUENCES FOR PURCHASERS IN THIS OFFERING.

[LETTERHEAD OF MORRIS, MANNING & MARTIN, LLP]

   Securities and Exchange Commission
   October 21, 2004
   Page 3


Response:
---------

      The cover page of the Prospectus has been revised to indicate that there are no present plans for the common stock to be traded on any stock exchange or in the over-the-counter market and it is not likely that any trading market will develop for the shares in the future.


HOMETOWN COMMUNITY BANK - PAGE 2
--------------------------------

5. YOU SEEM TO INDICATE THAT YOU WILL FOCUS YOUR LENDING ACTIVITIES ON DEVELOPERS AND OTHER BUSINESSES, BUT ALSO INDICATE THAT YOU WILL LEND TO HOMEOWNERS. PLEASE MAKE CLEAR BOTH HERE AND IN THE BODY OF THE TEXT ON WHAT TYPE OF LOANS YOU PLAN TO FOCUS. IN THE BODY OF THE TEXT, CONSIDER INCLUDING A TABLE WITH YOUR ANTICIPATED PERCENTAGE LOAN COMPOSITION IF YOU HAVE THIS INFORMATION.

Response:
---------

      The disclosure in the first paragraph of the "Prospectus Summary-Hometown Community Bank" section has been revised to clarify the types of loans that Hometown Community Bank plans to focus and provide a reference to the more detailed lending information found in the body of the text, including revised disclosure regarding the anticipated initial percentage loan composition of Hometown Community Bank's portfolio.


6. PLEASE DESCRIBE THE GEOGRAPHIC AND ECONOMIC ASPECTS OF YOUR PLANNED MARKET AREA FOR A READER WHO IS NOT FAMILIAR WITH IT. FOR EXAMPLE, IS IT MOSTLY AGRICULTURAL? DOES IT SERVE AS A BEDROOM COMMUNITY FOR A MAJOR CITY?

Response:
---------

      The disclosure in the second paragraph of the "Prospectus Summary-Hometown Community Bank" section has been revised to describe the geographic and economic aspects of Hometown Community Bank's planned market area.


THE ORGANIZERS - PAGE 3
-----------------------

7. INDICATE HERE AND ON PAGE 10 THAT ALL OF THE SHARES PURCHASED BY ORGANIZERS WILL BE PURCHASED FOR INVESTMENT AND NOT FOR RESALE, OR EXPLAIN TO US SUPPLEMENTALLY WHY THIS IS NOT REQUIRED. IN THE EVENT THAT THEY WILL BE PURCHASED FOR RESALE, PLEASE DISCLOSE THE PRACTICAL IMPLICATIONS OF THIS SITUATION.

[LETTERHEAD OF MORRIS, MANNING & MARTIN, LLP]

   Securities and Exchange Commission
   October 21, 2004
   Page 4


Response:
---------

      All of the shares purchased by organizers will be purchased for investment and not for resale. The relevant sections referred to in comment #7 have been revised to clarify this disclosure.


USE OF PROCEEDS - PAGE 3
------------------------

8. WE NOTE THAT THE MINIMUM OFFERING MAY NOT BE ADEQUATE TO RECEIVE REGULATORY APPROVAL. PLEASE ADVISE US SUPPLEMENTALLY WHETHER THIS MIGHT REQUIRE A SECOND REGISTRATION. FOR EXAMPLE, MIGHT YOU CLOSE THE OFFERING, HAVING REACHED THE MINIMUM, ONLY TO FIND OUT LATER THAT THE MINIMUM IS NOT ENOUGH.
WITH CONSIDERATION TO DISCLOSURE IN THE FILING, ADVISE US SUPPLEMENTALLY AS TO THE WORST CASE CONSEQUENCES OF THIS SITUATION AND THE LIKELIHOOD OF SUCH EVENTS.

Response:
---------

      Hometown Community Bancshares and the organizers have worked with the Georgia Department of Banking and Finance ("DBF") and the FDIC since March to keep them informed of Hometown's plans and progress. Hometown Community Bancshares has received continued guidance from the DBF and FDIC to help increase the chances of regulatory approval. Both the DBF and the FDIC have reviewed the Hometown Community Bank charter application and submitted various technical exceptions to the charter. There has been no concern expressed nor any mention of a need to increase the minimum capital from either the technical exceptions' letters or any of the numerous conversations that Hometown Community Bancshares has had with either the DBF or the FDIC.

      In addition, this offering has the ability to remain open until September 2005. The DBF and FDIC received Hometown Community Bank's charter application in September 2004, and therefore, regulatory approval from both agencies should be received well before the offering period expires. Hometown Community Bancshares does not plan to close the offering until it has raised sufficient capital to satisfy any minimum capital requirements imposed by the agencies have been met.


CONDITIONS TO OFFERING - PAGE 4

9. HERE AND IN THE BODY OF THE TEXT DISCLOSE WHETHER THE SECOND AND THIRD CONDITIONS HAVE BEEN MET. IF NOT, DISCLOSE IN THE BODY OF THE TEXT WHETHER YOU EXPECT ANY PROBLEMS IN MEETING THESE CONDITIONS.

Response:
---------

      The "Prospectus Summary - The Offering - Conditions to Offering" and "The Offering - Conditions of the Offering and Release of Funds" sections have been revised to disclose that Hometown Community Bancshares does not expect that there will be any problems obtaining the required regulatory approvals.

[LETTERHEAD OF MORRIS, MANNING & MARTIN, LLP]

   Securities and Exchange Commission
   October 21, 2004
   Page 5


RISK FACTORS - PAGE 5

10. THE FIRST AND SECOND RISK FACTORS SEEM TO ADDRESS ESSENTIALLY THE SAME RISK. PLEASE CONSIDER COMBINING THESE RISK FACTORS.

Response:
---------
      The first and second risk factors have been combined into one risk factor.


11. THE LAST RISK FACTOR ON PAGE 7 AND THE FIRST TWO ON PAGE 8 SEEM TO BE GENERIC TO ANY BANK. EITHER EXPLAIN ANY SPECIFIC RISK FACED BY THE COMPANY OR STATE THAT THE COMPANY DOES NOT KNOW OF ANY PARTICULAR RISK, OR CONSIDER REMOVING THESE RISK FACTORS SO THAT INVESTORS CAN FOCUS ON THE MOST IMPORTANT RISKS THEY FACE.

Response:
---------

      In addition to the revisions to the risk factors in response to the other comments of the Staff, the risk factors regarding regulation, economic conditions and the ability to pay dividends have been revised to note the unique aspects of these risks faced by a prospective investor in Hometown Community Bancshares' stock.


USE OF PROCEEDS - PAGE 13
-------------------------

12. PLEASE RECONCILE THE FIRST PARAGRAPH TEXT WITH THE INFORMATION IN THE TWO TABLES. SPECIFICALLY, THE FIRST PARAGRAPH DISCLOSED THAT AT THE MAXIMUM $11,500,000 WILL BE INVESTED IN THE BANK AND IN THE TABLE THE AMOUNT IS LISTED AS TEN MILLION.

Response:
---------

      The "Use of Proceeds" section has been revised to reconcile these inconsistencies and to reflect that a maximum of $10,000,000 will be invested in Hometown Community Bank.


13. BY FOOTNOTE OR OTHERWISE, DISCLOSE HOW HOMETOWN FINANCED THE $422,000 ORGANIZATIONAL FUNDING. DISCUSS ANY ORGANIZATIONAL LOAN TO THE COMPANY BY THE ORGANIZERS OR OTHERS AND DESCRIBE ITS REPAYMENT.

Response:
---------

      The "Use of Proceeds" section has been revised to include a footnote 4 in each table that discloses that the organizational funding was financed through share purchases by the organizers and a line of credit from Nexity Bank. Other

[LETTERHEAD OF MORRIS, MANNING & MARTIN, LLP]

   Securities and Exchange Commission
   October 21, 2004
   Page 6


than the line of credit from Nexity Bank, there were no organizational loans from any of the organizers or others. Hometown Community Bancshares plans to repay the Nexity Bank line of credit from the offering proceeds.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS - PAGE 24
--------------------

14. YOU STATE THAT YOU ANTICIPATE INCURRING CONTINUING OPERATING LOSSES DURING THE EARLY OPERATING STAGES OF THE BANK. YOU FURTHER STATE THAT DURING YOUR INITIAL STAGES OF OPERATION, YOU WILL GENERATE SUFFICIENT INCOME FROM OPERATIONS TO FUND ACTIVITIES FOR AT LEAST FIVE YEARS. THESE STATEMENTS CONTRADICT ONE ANOTHER. PLEASE REVISE TO RESOLVE THIS CONTRADICTION.

Response:
---------

      The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section has been revised to clarify and resolve this contradiction.


15. PLEASE REVISE TO DISCLOSE YOUR PLANS FOR SURVIVING OVER THE NEXT 12 MONTHS. SPECIFICALLY DISCUSS HOW YOU PLAN TO FULFILL YOUR OBLIGATIONS AND ATTAIN PROFITABLE OPERATIONS.

Response:
---------

      The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section has been revised and a new paragraph has been added to explain the plans for survival of Hometown Community Bank.


INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS - PAGE 30
-------------------------------------------------------------------

16.    IN THE SECOND PARAGRAPH NOTE THE DOLLAR AMOUNT OF THE PURCHASE PRICE.

Response:
---------

      The disclosure in the second paragraph of the "Management - Interests of Management and Others in Certain Transactions" section has been revised to include the dollar amount of the purchase price and other relevant updated information.

[LETTERHEAD OF MORRIS, MANNING & MARTIN, LLP]

   Securities and Exchange Commission
   October 21, 2004
   Page 7


      We hope the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7651.

                                        Sincerely,

                                        MORRIS, MANNING & MARTIN, LLP


                                        /s/ Larry W. Shackelford
                                        Larry W. Shackelford


cc: William Friar, Division of Corporation Finance, Senior Financial Analyst Donald Walker, Senior Assistant Chief Accountant
     C. Sean Childers